
June 3, 2022

Rajib Chanda, Esq.
Nathan Somogie, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001

Re: New Mountain Guardian IV BDC, L.L.C.
        File Nos. 000-56437; 814-01528

Dear Messrs. Chanda and Somogie:

On May 6, 2022, you filed a registration statement on Form 10 on behalf of New Mountain Guardian IV BDC, L.L.C. (the "Fund"), in connection with the registration of the Fund's common stock under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

We note that the Fund is voluntarily registering shares of its common stock under Section 12(g) of the Exchange Act. Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Fund's Form 10 prior to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Fund chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Section 13(a) of the Exchange Act. Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

EXPLANATORY NOTE

1. In this section and later in the registration statement, the disclosure says the Fund intends to elect BDC status. Please revise to reflect that the Fund has elected BDC status.

2. Please add the following bullets to the prospective investors list:

    a. Investment in the Fund is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Fund.

    b. The Fund intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

    c. The privately-held companies and below-investment-grade securities in which the Fund will invest will be difficult to value and are illiquid.

    d. The Fund will elect to be regulated as a BDC under the Investment Company Act of 1940 ("1940 Act"), which imposes numerous restrictions on the activities of the Fund, including restrictions on leverage and on the nature of its investments.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

3. In the last paragraph, please revise the last sentence as follows: "The safe harbor provisions of Section 21E of the 1934 Act **and section 27A of the Securities Act of 1933**, which preclude civil liability for certain forward-looking statements, do not apply to the forward looking statements in this Registration Statement because we are an investment company."

REGISTRATION STATEMENT

Item 1. Business

Background (Page 2-3)

4. Under the paragraph, "About New Mountain," there is a reference to "acyclical industries." Please include a definition or example of what is meant by non-cyclical industries or acyclical industries.

5. Under the paragraph, "The Adviser," disclosure says that the Advisers owners include Steven Klinsky and "related and other vehicles." Please disclose the related and other vehicles.

Investment Committee (Page 6)

6. Please clarify Kyle Peterson's role with respect to the Investment Committee. For example, is Mr. Peterson the rotating New Mountain Capital Managing Director who holds the position on the Investment Committee on an annual rotating basis?

Investment Structure (page 6-7)

7. Please provide additional disclosure as to the types of loans (e.g., secured, unsecured, first lien, second lien, unitranche, mezzanine etc.) and types of equity that the Fund will principally invest in. Disclose credit quality and maturity policy with respect to the Fund's investments in loans. Disclose market cap policy with respect to the Fund's investments in equities. Please also add appropriate corresponding risk disclosure.

8. Please disclose any targeted allocation between loans and equity investments.

9. Disclosure says that the Fund would "look through" any subsidiary to determine compliance with investment policies. Please disclose that debt of a wholly-owned subsidiary will be treated as debt of the BDC for asset coverage purposes.

Exit Strategies/Refinancing (page 8)

10. This section references "Guardian IV" multiple times. Please define and clarify who is Guardian IV.

Management and Incentive Fees (page 13)

11. Please include numeric examples for both income and capital gains incentive fees.

The Administration Agreement (page 15)

12. Disclosure in this section says that the Administrator will provide "environmental, social and governance services." Please disclose what kind of services the Administrator will do with respect to environmental, social and governance services.

Expenses (page 15-18)

13. Under the paragraph "Organization and Offering Expenses," the paragraph includes "entertainment expenses" while other similar disclosure throughout the registration

statement only refer to "travel and meal" expenses. Please reconcile and clarify which expenses the Fund will pay so an investor is on notice.

14. Please include a fee table in this section that conforms to the requirements of Item 3.1 of Form N-2; the staff believes that such disclosure would be helpful to investors.

15. Disclosure says that the Adviser may recapture a Specified Expense in any year within the thirty-six month period after the Adviser bears the expense. Please disclose that any such repayment will not cause the Fund's expense ratio (after the repayment is taken into account) to exceed both (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture.

Indebtedness and Senior Securities (page 21)

16. Please delete "or emergency," from the second to last sentence of this section, which says, "we may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes…." See Section 18(g) of the 1940 Act.

Code of Ethics (page 21)

17. Please revise the link to the Fund's code of ethics so investors are not directed to the SEC's website generally.

Proxy Voting Policies and Procedures (page 21)

18. Please discuss how the Fund will approach relevant ESG proxy issues for any portfolio investments, such as common stock.

Derivatives (page 27)

19. Disclosure on page 22 says that the Fund does not expect derivatives to be a significant component of the investment strategy. On page 27, under the heading "Nature of the Fund's Investments," the disclosure refers to the Fund's "derivatives transactions." Please reconcile the disclosure.

Below Investment Grade Instruments (page 28)

20. When referencing below investment grade instruments, please include term "junk bonds."

Preferred Stock or Borrowings (page 29)

21. Please disclose if the Fund intends to issue preferred stock.

Item 1A. Risk Factors

Summary Risk Factors

22. The summary of the risks is not inclusive of all the risk factors. Please include a summary of all risks presented. For example, the following are missing:

    a. Capital Structure: The Fund can invest in Portfolio Companies at all levels of the capital structure. The Fund's Portfolio Companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which the Fund invests.

    b. Influence over management: Although the Fund will primarily make debt and non-control equity investments, the Fund may make investments that allow the Fund to exercise certain influence over management and the strategic direction of a Portfolio Company, subject to the restrictions under the 1940 Act. The exercise of influence over an investment could expose the assets of the Fund to claims by such Portfolio Companies, their shareholders and their creditors.

    c. Illiquid and long-term investments: Investment in the Fund requires a long-term commitment with no certainty of return. Many of the Fund's Portfolio Investments will be highly illiquid, and the Fund may not be able to realize on such Portfolio Investments in a timely manner.

    d. Investment in Restructurings: The Fund may, either alone or in conjunction with one or more partners or co-venturers, make Portfolio Investments in restructurings, or partner with another company to make Portfolio Investments in restructurings, which involve Portfolio Companies that are experiencing or are expected to experience severe financial difficulties.

    e. Debt and Mezzanine Investments: The Fund's investments are almost entirely rated below investment grade or may be unrated, which are often referred to as "leveraged loans", "high yield" or "junk" securities, and may be considered "high risk" compared to debt instruments that are rated investment grade. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before the Fund.

Fund-Level Borrowings (page 40-41)

23. The disclosure says, "Leverage Arrangements may also include a change of control provision that accelerates the indebtedness under the facility in the event of certain

change of control events." Please disclose with whom the leverage arrangements will be made.

Corporate Social Responsibility

24. The disclosure refers to an "ESG exclusion policy." Please enhance the disclosure to discuss what types of investments would be excluded under the policy. For example, are companies in certain industries excluded, and/or are companies that derive a certain percentage of revenue from certain activities excluded?

Item 5. Directors and Executive Officers

Executive Officers Who Are Not Directors

25. Please state the nature of any family relationship between a director and executive officer and any other directorships held by director. The requirements are similar to those found in item 18.1 of Form N-2.

Portfolio Management

26. Please disclose if the portfolio managers are jointly AND primarily responsible for the day-to-day management of the portfolio. If the Team or Committee is jointly and primarily responsible for the day-to-day management of the portfolio, make that clear and provide a brief description of each person's role on the Team or Committee. See Instruction to Item 9 c. of Form N-2.

GENERAL COMMENTS

27. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

28. We note that portions of the filing, including the Fund's financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

29. If applicable, please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the registration statement and that FINRA has issued a statement expressing no objections to the arrangements of the offering.

30. Responses to this letter should be in the form of either (i) an amended draft registration statement submitted pursuant to the JOBS Act, or (ii) a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. The

amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

31. Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6478.

Sincerely,

/s/ Ashley Vroman-Lee

Ashley Vroman-Lee
Senior Counsel

cc: Michael J. Spratt, Assistant Director
        Chad Eskildsen, Staff Accountant